Exhibit 1

Oi S.A.-In Judicial Reorganization

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33 3 0029520-8

PUBLICLY-HELD COMPANY

MATERIAL FACT

Suspension of the Extraordinary General Shareholders’ Meetings of September 8, 2016

Oi S.A. – In Judicial Reorganization (“Company”), pursuant to Article 157, paragraph 4 of Law 6,404/76 (“Brazilian Corporations Law”), hereby informs its shareholders and the market in general that, on this date, the 7th Corporate Court of the Judicial District of the City and State of Rio de Janeiro, where the Oi Companies’ judicial reorganization proceedings are pending, accepted the opinion of the Public Prosecutor of the State of Rio de Janeiro and suspended the Extraordinary General Shareholders’ Meetings called to resolve upon the dismissal of members of the Board of Directors, as well as the adoption of measures to commence a lawsuit against certain managers of the Company, which were called by the shareholder Société Mondiale Fundo de Investimento em Ações to be held on September 8, 2016. Due to existing disputes between shareholders of the Company, the Court also determined that the involved parties should carry out a mediation proceeding to be concluded within 20 days, with the shareholders entitled to extend such deadline.

As a result of this decision, the Company informs its shareholders that the Meetings will no longer be held on September 8, 2016 and will only take place subject to a future decision by the Court.

The full decision by which the Court suspended the Meetings and the full opinion of the Public Prosecutor of the State of Rio de Janeiro are available to the Company’s shareholders at the Company’s headquarters, on its website (www.oi.com.br/ri), as well as on IPE Module of the CVM’s Sistema Empresas.NET (www.cvm.gov.br) and the BM&FBovespa website (www.bmfbovespa.com.br). A copy of the above mentioned judicial decision and opinion, translated to English, will also be filed with the U.S. Securities and Exchange Commission on Form 6-K as soon as possible.

Exhibit 1

The Company will keep its shareholders and the market informed of the development of the issues disclosed in this Material Fact.

Rio de Janeiro, September 2, 2016.

Oi S.A. – In Judicial Reorganization

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer